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                     March 14, 2022

       Dino Micacchi
       Chief Financial Officer
       Joshua Gold Resources Inc.
       1033 Pattullo Avenue
       Woodstock, Ontario
       Canada N4V IC8

                                                        Re: Joshua Gold
Resources, Inc.
                                                            Form 10-K for the
Fiscal Year Ended December, 31 2020
                                                            File No. 000-53809

       Dear Mr. Micacchi:

              We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.




                     Sincerely,


                     Division of Corporation Finance

                     Office of Energy & Transportation